EXHIBIT (a)(1)

November 15, 2002

Dear Shareholder:

I am pleased to inform you that Hunt Corporation (“Hunt”) has entered into a merger agreement with FAC Acquisition Corporation (“Purchaser”), under which Purchaser today has commenced a tender offer to purchase all of the outstanding common shares of Hunt for $12.50 per share in cash. The tender offer is conditioned upon, among other things, the tender of at least a majority of the outstanding Hunt common shares on a fully diluted basis (excluding options and stock grants that will be cancelled without payment therefor in connection with the transaction) and regulatory approvals. The tender offer will be followed by a merger in which each Hunt common share not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Hunt’s Board of Directors has unanimously approved the merger agreement, the tender offer and the merger and determined that they are fair to and in the best interests of Hunt’s shareholders. The Board unanimously recommends that Hunt’s shareholders accept Purchaser’s offer and tender their common shares in the offer.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Hunt’s financial advisor, J.P. Morgan Securities Inc. (“JPMorgan”), that as of the date of the opinion, and subject to the qualifications stated therein, the consideration to be received by the Hunt shareholders in the offer and the merger is from a financial point of view fair to Hunt’s shareholders. A copy of the written opinion of JPMorgan, which sets forth the assumptions made, procedures followed and the matters considered by JPMorgan in rendering its opinion, can be found in Exhibit (a)(2) to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed is Purchaser’s Offer to Purchase, dated November 15, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusion and contains other information relating to the tender offer. Your Board urges you to consider this information carefully.

Bradley P. Johnson
President and Chief Executive Officer